UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Mail Processing Section
MAR 02 2009
Washington, DC
106

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09058854

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67174

AB 3/9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

DAVIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 PARK AVENUE SOUTH, 29TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC M. DAVIS (212) 796-8440
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, ERIC M. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVIS SECURITIES LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

23 JAN 2009

Signature

CEO & MANAGING MEMBER
Title

Notary Public

AMIT SACHDEV
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01SA6140060
My Commission Expires Jan. 17, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Davis Securities LLC:

We have audited the accompanying statement of financial condition of Davis Securities LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Davis Securities LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 1, 2009

DAVIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 5,418
Securities owned, at fair value	495,960
Fixed assets - (net of accumulated depreciation and amortization of $127,705)	141,170
Due from broker	1,126,101
Other assets	26,237
TOTAL ASSETS	$ 1,794,886

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Securities sold, not yet purchased, at fair value	$ 292,020
Accounts payable and accrued expenses	147,216
Total Liabilities	439,237
Members' Equity	1,355,649
Total Members' Equity	1,355,649
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,794,886

The accompanying notes are an integral part of this financial statement.

DAVIS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2008

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 8, 2005.

The Company is engaged in the proprietary trading of securities and acts as an introducing broker. The Company is exempt from SEC rule 15c3-3 under Section k (2) (ii).

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold short are accrued on the ex-dividend date.

Securities owned and securities sold, not yet purchased, are stated at fair value with the resulting unrealized gains and losses reflected in principal transactions in the accompanying statement of operations.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns. The Company is subject to New York City unincorporated business tax.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Fair value measurement – definition and hierarchy: On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation Techniques – Equity Securities: The Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2 DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased and other items. At December 31, 2008, all of the securities owned, securities sold, not yet purchased, and amount due from broker reflected in the statement of financial condition are positions carried by and amounts due from this broker. The securities serve as collateral for the amounts due from the broker. Subject to the clearing agreement between the Company and the broker, the broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 SECURITIES OWNED, AT FAIR VALUE

The securities owned at December 31, 2008 consisted of equity securities. These securities were priced using a Level 1 input. See Note 1 for a definition and discussion of the Company's policies regarding the use of the fair value hierarchy in accordance with SFAS 157.

NOTE 4 SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

The securities sold, not yet purchased at December 31, 2008 consisted of equity securities. These securities were priced using a Level 1 input. See Note 1 for a definition and discussion of the Company's policies regarding the use of the fair value hierarchy in accordance with SFAS 157.

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold, not yet purchased, should the value of such securities rise.

NOTE 5 RELATED PARTY TRANSACTIONS

The Company conducts certain security transactions for an affiliated investment partnership and, accordingly, earns commissions. During the period ended December 31, 2008, the Company earned commission income of $87,670 from this affiliate.

Pursuant to an agreement, the Company reimburses an affiliate entity (the "Affiliate") for rent. Included in rent expense in the statement of operations is $258,459 charged by the Affiliate.

NOTE 6 FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Office equipment	$ 187,864
Telephone equipment	38,450
Software	25,110
Furniture and fixtures	17,451
Total fixed assets	268,875
Less: Accumulated depreciation	(127,705)
Net fixed assets	$ 141,170

Depreciation expense for the year ended December 31, 2008 was $50,434.

NOTE 7 NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2008, the Company had net capital of $1,088,643 which exceeded its requirement of $100,000 by $988,643.

NOTE 8 COMMITMENTS

The Company leases office space from a related party under a sub-lease agreement which expires August 31, 2012.

Following is a summary of future minimum lease payments:

Year ended December 31,	Amount
2009	$ 221,376
2010	221,376
2011	221,376
2012	147,584
Total	$ 811,712